Exhibit 6.3

MASTER SUPPLY AND LICENSING AGREEMENT

THIS MASTER SUPPLY AGREEMENT (this “Agreement”), dated as of March 28th 2022 (the “Effective Date”), is entered into by and between TerraCycle US, LLC, a Delaware limited liability company having an address at 1 TerraCycle Way, Trenton, NJ 08638 (“TerraCycle”), and GRN Movement (“Customer”), a Delaware Public Benefit corporation having an address at _________________________________________ (together with TerraCycle, the “Parties”, and each, a “Party”).

WHEREAS, Customer is in the business of manufacturing and selling various consumer goods, including those listed on Schedule C, to the public through retail channels (the “Goods”);

WHEREAS, TerraCycle produces recycled materials through the collection and recycling of waste derived from its programs (“Materials”);

WHEREAS, Customer wishes to purchase such certain Materials and license certain trademarks from TerraCycle in order to manufacture and sell such Goods that will bear TerraCycle Trademarks (as defined herein) as further agreed between the Parties.

WHEREAS, Customer also seeks to utilize TerraCycle’s take-back programs at certain retailers to provide recycling services for its Approved Goods, as further agreed herein;

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENTS

1. Definitions. Capitalized terms used but not otherwise defined in this Agreement have the meanings set out or referred to in this Section 1.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

“Approved Goods” is defined as the list of products set forth on Schedule C, as it may be amended from time to time.

“Approved Retailer” is defined as a retailer listed on Schedule C and any other retailer approved by TerraCycle to purchase Goods made from TerraCycle-sourced Materials.

“Basic Purchase Order Terms” means, collectively, the Purchase Order terms specified in Section 3.1.

“Collection Program” has the meaning ascribed to it in Section 2.2 below.

“Confidential Information” is defined as information which includes, but is not limited to, information regarding a Party’s products, sources of products, formulations, business partners, trade secrets, services, business, business models, designs, suppliers, customers, costs, prices, product or marketing plans or methods of operation learned by the other Party and with respect specifically to TerraCycle, all matters related to its recycling, reuse, and/or Materials creation.

“Customer Supplied Materials” means any components (including but not limited to raw materials, parts and packaging) supplied by Customer or other third parties in producing its products.

“Defective” or “Nonconforming Materials” means not conforming to the Materials Warranty under Section 9.

“Delivery Location” means the location for delivery of the Materials specified in the applicable Purchase Order.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of applicable laws, rules, regulations, statutes, and the like of the United States (collectively, “Laws”), or any arbitrator, court or tribunal of competent jurisdiction.

“Indemnified Party” is defined as the Party claiming indemnity.

“Indemnifying Party” is defined as the Party charged with providing the indemnity

“Initial Term” is as defined in Section 7.

“Intellectual Property Right” means any and all patent, copyright, trademark, trade secret, know-how, trade dress, or other intellectual or industrial property rights or proprietary rights (including, without limitation, all claims and causes of action for infringement, misappropriation or violation thereof and all rights in any registrations, applications and renewals thereof), in individual countries or political subdivisions thereof, or regions, including, the United States.

“Materials” means the Materials supplied by TerraCycle and sold to Customer pursuant to this Agreement, as identified in any Purchase Order.

“Minimum Sales Quantity” is defined as the fewest number of units Customer must sell to Approved Retailers or minimum totally royalties paid to TerraCycle in order for Customer to receive certain discounts and exclusivity provisions hereunder.

"Net Sales” means Customer’s gross sales to a retailer minus actual deductions made by that retailer.

“Person” means any individual, partnership, corporation, trust, limited liability entity, unincorporated organization, association, Governmental Authority or any other entity.

“Personnel” of a Party means any agents, employees, contractors or subcontractors engaged or appointed by such Party.

“Product Category” means the Customer’s lines of business as agreed to in section 7.1

“Purchase Order” means Customer’s purchase order issued to TerraCycle hereunder, including all Basic Purchase Order Terms and conditions attached to, or incorporated into, such purchase order.

“Quote” means the price that TerraCycle proposes for Materials requested by Customer.

“Renewal Term” is defined as set forth in Section 8.2.

“Representatives” means a Party’s Affiliates and each of their respective Personnel, officers, directors, partners, shareholders, attorneys, third party advisors, successors and permitted assigns.

“Specifications” means the specifications used to describe Materials in Quote.

“Term” is defined as the Initial Term and the Renewal Term(s), if any, together.

“TerraCycle Trademarks” is defined as set forth in Section 6.1.

“Territory” is defined as the United States.

“Trademarks” means all rights in and to United States and foreign trademarks, service marks, trade dress, trade names, brand names, logos, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing, in each case whether registered or unregistered and including all registrations and applications for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection in any part of the world.

2. General.

2.1 Purchase and Sale of Materials. During the Term of this Agreement: (a) Customer shall purchase from TerraCycle, and TerraCycle shall supply to Customer certain Materials for the purpose of integrating such Materials into Customer’s Goods the specifics of which shall be set out in each respective Purchase Order (substantially in the form of Schedule A attached hereto); and (b) the Parties agree that TerraCycle will sell such Materials to Customer at a lower margin than is customary in TerraCycle’s ordinary course of business in exchange for which Customer agrees to pay TerraCycle a higher royalty (to be determined on a case-by-case basis and specified on each Purchase Order) for each Approved Good that is sold to the Approved Retailers than Customer would traditionally pay in its ordinary course of business.

2.2 Recycling Program at Approved Retailers. The will Parties endeavor in good faith to engage with Approved Retailers to provide one or more TerraCycle-operated take-back/recycling programs, each of which will offer consumers the opportunity to exchange products in the same Product Category as Goods sold by Customer that are at the end of their product life to the Approved Retailer for the purpose of recycling, in exchange for a coupon or other opportunity to buy Goods manufactured with TerraCycle supplied Materials (and bearing the TerraCycle Trademarks) and sold by Customer to the Approved Retailer (“Collection Program”).

2.3 Research and Development. In the event that TerraCycle is required to create a specialized material formula to meet Customer’s manufacturing needs (whereby creation of such formula shall be the property of TerraCycle), TerraCycle must then provide Customer with certain research and development services in order to meet Customer’s specifications. The cost of providing such research and development services will be as agreed upon by the Parties at the time of engagement and set forth in the respective Purchase Order (substantially in the form of Schedule A attached hereto); however, TerraCycle agrees that any research and development cost it incurs to produce said Materials would be covered by Customer at cost plus a smaller margin than is customary for such TerraCycle research and development fees, with a compensating adjustment to be factored into a higher royalty (to be determined on a case-by-case basis and specified on each Purchase Order) for each Approved Good that is sold to consumers than Customer would traditionally pay in its ordinary course of business.

2.4. Approved Retailers. Customer shall provide TerraCycle with a list of retailers in which it seeks to sell its Approved Goods in Schedule C, which may be amended from time to time, and TerraCycle agrees to give Customer its confirmation of approval (which shall not be unreasonably withheld) of such list within five (5) business days of Customer’s provision of such list.

2.5. Promotion and Sales Support. TerraCycle agrees to promote the sale of TerraCycle trademarked Goods produced by Customer through its existing communication and PR channels and will support GRN in promoting the sale of TerraCycle trademarked Goods produced by Customer through Customer’s communication and PR channels. TerraCycle’s sales teams will assist GRN in discussions and negotiations with retailers about their sale and distribution of TerraCycle trademarked Goods and arranging Collection Programs in order to increase sales and recycling volumes. For clarity, the Royalty paid to TerraCycle under this Agreement contemplates the provision of these Promotion and Sales Support services at no additional cost to Customer.

3. Purchase Order Process and Ordering Procedures.

3.1 Purchase Order Process. The Parties will agree in good faith on the specific commercial terms of each Purchase Order (substantially in the form shown in Schedule A) at the time such order is placed; however, it shall contain at a minimum:

(a)	a description of the Materials;

(b)	the quantity of the Materials,

(c)	the purchase price for the Material;

(d)	any Royalty to be paid by Customer;

(e)	the Delivery Location;

(f)	Any lead time required for delivery of the Materials to Customer ,

(g)	a description of any research and development work required;

(i)	a description of the Goods being made from the Materials;

(j)	the Approved Retailer(s) for the Goods; and

(k)	the Product Categories for the Goods.

For clarity, additional terms beyond those in the Quote may be specified in a Purchase Order. If accepted by TerraCycle, such terms will be binding. The Parties may, from time to time, amend a Purchase Order to reflect any agreed revisions to any of the terms described; provided that no such revisions will modify this Agreement or be binding on the Parties unless such revisions have been fully approved in a signed writing by authorized Representatives of both Parties.

3.2 Terms of Customer’s Purchase Order Prevail Over This Agreement. The Parties intend for the express terms and conditions contained in this Agreement (including any attached Schedules and Exhibits hereto, as well as TerraCycle’s Quote) and the Basic Purchase Order Terms contained in the applicable Purchase Order to govern and control each of the Parties’ respective rights and obligations regarding the subject matter of this Agreement, and this Agreement is expressly limited to such terms and conditions. Without limiting the foregoing, any additional, contrary or different terms or other request, writing or communication by Customer pertaining to this Agreement and/or the sale of Materials by TerraCycle, and any attempt to modify, supersede, supplement or otherwise alter this Agreement, will not be effective nor be binding on the Parties unless such terms have been fully and expressly included in a written and approved Purchase Order or other writing and signed by authorized Representatives of both Parties.

3.3 Quotes and Purchase Orders. Customer shall request a Quote from TerraCycle, and TerraCycle will provide a Quote which contains the cost and lead time to produce and deliver the Material as specified by Customer. Customer shall then have thirty (30) days to accept the Quote by issuing a Purchase Order to TerraCycle as described herein. Any Quote not accepted within 30 days will expire. The Parties agree that, by issuing a Purchase Order to TerraCycle, Customer makes an offer to purchase Materials pursuant to the terms and conditions of this Agreement (including any attached Schedules and Exhibits hereto, as well as TerraCycle’s Quote) on terms contained in the Purchase Order and this Agreement. Customer shall be obligated to purchase from TerraCycle quantities of Materials specified in the Purchase Order. If mutually agreed upon in writing, the Parties may, from time to time, revise the Quote or Purchase Order.

3.4 Acceptance and Rejection of Purchase Orders. TerraCycle must accept a Purchase Order if the terms of the Purchase Order and the terms of the Quote are the same or. If Customer has changed or added terms, by confirming the order in writing, by accepting deposit of funds for the purchase, or by delivering the applicable Materials to Customer, whichever occurs first. If Customer has modified the Quote or changed its terms, TerraCycle may reject any Purchase Order without liability or penalty, and without constituting a waiver of any of TerraCycle’s rights or remedies under this Agreement, by providing Customer with prompt written notice thereof., with reasons if applicable

3.5. Cancellation of Purchase Orders. If Customer cancels a Purchase Order following acceptance, Customer must reimburse TerraCycle for all costs incurred by TerraCycle for Commencement of Work on the given Purchase Order prior to cancellation. If TerraCycle cancels a Purchase Order after it has accepted it, TerraCycle must reimburse Customer for all costs incurred by TerraCycle for Commencement of Work on the given Purchase Order prior to cancellation.

4. Shipment and Delivery.

4.1 Shipment & Delivery. Unless otherwise expressly agreed by the Parties in writing, all shipments are FOB Delivery Location. Each shipment will constitute a separate sale and Customer shall pay for the Materials shipped, in accordance with the payment terms specified in TerraCycle’s Quote, whether such shipment is in whole or partial fulfillment of a Purchase Order.

4.2 Risk of Loss. Risk of loss of Materials shipped under any Purchase Order passes to Customer upon TerraCycle’s tender of the Materials to the carrier at Customer’s Deliver Location.

5. Price and Payment.

5.1 Price, Payment Terms and Customer Reports. Customer shall purchase the Materials from TerraCycle in the quantities and at the price set forth in each accepted Purchase Order. TerraCycle shall invoice Customer upon delivery of shipment of each order and such invoice shall be paid within Ninety (90) days of Customer’s receipt. Thereafter, Customer shall pay to TerraCycle any agreed-upon royalties on a quarterly basis (within fifteen (15) days of the end of each calendar quarter). Further, Customer will provide TerraCycle with reports of its sales of Approved Goods to Approved Retailers on a quarterly basis in the form of Schedule B to this Agreement and subject to TerraCycle’s reasonable right of audit under Section 5.6.

5.2 Shipping Charges, Insurance and Taxes. Customer shall pay for, and shall hold TerraCycle harmless from, all shipping charges and insurance costs incurred to ship the Materials from TerraCycle to Customer’s designated Delivery Location. In addition, all Prices are exclusive of, and Customer is solely responsible for, and shall pay, and shall hold TerraCycle harmless from, all Taxes, with respect to, or measured by, the manufacture, sale, shipment, use or Price of the Materials (including interest and penalties thereon).

5.3 Invoice Disputes. Customer shall notify TerraCycle in writing of any dispute with any invoice (along with substantiating documentation and a reasonably detailed description of the dispute) within thirty (30) days from the date of such invoice, or the delivery of the Materials, whichever is later. Customer will be deemed to have accepted all invoices for which TerraCycle does not receive timely notification of dispute and shall pay all undisputed amounts due under such invoices within the period set forth in TerraCycle’s Quote. The Parties shall seek to resolve any such disputes expeditiously and in good faith in accordance with the dispute resolution provisions set forth in Section 15.16. Notwithstanding anything to the contrary, Customer shall continue to pay all due and undisputed invoice amounts in accordance with the terms of this Agreement.

5.4 Late Payments. Except for invoiced payments that Customer has successfully disputed, Customer shall pay interest on all late payments (whether during the Term or after the expiration or earlier termination of the Term), for any invoice(s) that is overdue by sixty (60) days or more from the payment due date, and TerraCycle has provided written notice to Customer of the overdue invoice(s) at least once via email. Invoices that are past due shall accrue interest at the rate of one half of one percent (0.5%) per month. Customer shall also reimburse TerraCycle for all costs incurred by TerraCycle in collecting any overdue payments, including, but not limited to attorneys’ fees and court costs. In addition to all other remedies available under this Agreement or at Law (which TerraCycle does not waive by the exercise of any rights under this Agreement), if Customer fails to pay any amounts when due under this Agreement, TerraCycle may, following written notice and a reasonable opportunity to cure: (a) suspend the delivery of any Materials until payment is made; (b) reject or suspend action on Customer’s pending Purchase Orders; (c) cancel accepted Purchase Orders pursuant to the terms of Section 3.5; and/or (c) terminate this Agreement pursuant to the terms of Section 8. The parties acknowledge and agree that such right does not prevent TerraCycle to use other legal or equitable rights or remedies.

5.5 No Set-off Right. Customer shall not, and acknowledges that it will have no right, under this Agreement, any Purchase Order, any other agreement, document or Law to, withhold, offset, recoup or debit any amounts owed (or to become due and owing) to TerraCycle or any of its Affiliates, whether under this Agreement or otherwise, against any other amount owed (or to become due and owing) to it by TerraCycle or TerraCycle’s Affiliates, whether relating to TerraCycle’s or its Affiliates’ breach or non-performance of this Agreement, any Purchase Order, any other agreement between (a) Customer or any of its Affiliates and (b) TerraCycle or any of its Affiliates, or otherwise.

5.6 TerraCycle’s Right of Audit. Customer shall maintain complete and accurate records, in accordance with good industry practice, to verify and document compliance with its obligations under this Agreement (in particular to allow for either TerraCycle or an auditor selected by TerraCycle to verify sales of Approved Goods manufactured with Materials purchased from TerraCycle are true and accurate). TerraCycle or its auditor may conduct an audit subject to fifteen (15) days written notice (an email shall be sufficient), at most once a year, provided that the duration of this audit may not exceed a total period of five (5) business days on site (i.e. in the premises of Customer). Upon the reasonable request of TerraCycle or its auditor, Customer shall provide (i) information regarding these records, and (ii) such other information as reasonably requested.

6. Trademark License.

6.1 TerraCycle’s Trademark License Grant. TerraCycle has the right to license and hereby grants a limited, revocable, non-exclusive, non-transferable license to use the TERRACYCLE and TerraCycle + Logo, trademarks (“TerraCycle Trademarks”) to Customer such that Customer may use the TerraCycle Trademarks (a) on its Approved Goods (i.e. on the Approved Good itself or on a label attached thereto); and (b) in connection with its marketing and promotional materials for the Approved Goods in the Territory for the Term of this Agreement.

6.2 Restrictions on Use. If Customer wishes to use the TerraCycle Trademarks under the license granted in Section 6.1, such use must include reference to TerraCycle as the source of the Materials (i.e. “this product is made with TerraCycle recycled /storied/ ocean plastic” or similar language to be inserted into Schedule A at the appropriate time) subject the approval procedures set forth in Section 8.2.

7. Exclusivity.

7.1	Right to Manufacture and Sell Competitive Materials.

(a)       The Parties agree that for the Term of this Agreement, Customer shall have the exclusive right to use the TerraCycle Trademarks on the Approved Goods produced using the Materials sold by TerraCycle in the Territory, solely within Customer’s lines of business as set forth in Schedule C.

(b)       This grant of exclusivity shall become void unless Customer’s sales generate in at least $350,000 in Royalties to TerraCycle for the period prior to December 31, 2024, and $700,000 in total Royalties (including all previously paid Royalties) by December 31, 2025. (“Minimum Sales Quantity”). Notwithstanding the termination of any exclusivity provision hereunder, Customer will remain liable for all Royalties owed to TerraCycle as agreed to in any Purchase Order.

(c)       This Agreement does not limit TerraCycle’s right to sell the same or similar materials to any Person except as set forth in this Section 7.1.

7.2 TerraCycle Non Compete. The Parties agree that for the Term of this Agreement, if TerraCycle operates any Collection Program in accordance with Section 2.2 above, TerraCycle agrees that it will not provide or operate any Collection Program for any other brand/manufacturer in an approved Product Category at any Approved Retailer.

7.3 Customer Non Compete. Customer represents and warrants that during the Term of this Agreement it will not without TerraCycle’s consent source any storied or cause-related materials from any party other than TerraCycle for use in any products in a Product Category listed on Schedule A or any Purchase Order.

8. Term; Termination.

8.1 Initial Term. The initial term of this Agreement commences on the Effective Date and continues until December 31, 2025. unless it is earlier terminated pursuant to the terms of this Agreement or applicable Law (the “Initial Term”). The Initial Terms shall be further divided as follows: the first year of the Initial Term will be from the date of execution through December 31, 2023. The second Year of the Initial Term will end on December 31, 2024, and the third year of the Initial Term will end on December 31, 2025.

8.2 Renewal Term. Upon expiration of the Initial Term, this Agreement will automatically renew for additional successive one (1) year terms (each, a “Renewal Term” and together with the Initial Term, the “Term”), except that either Party may refuse to renew the Agreement only if the other is in material breach of the Agreement.

8.3 TerraCycle Termination With Cause. TerraCycle may terminate this Agreement by providing written Notice to Customer if Customer fails to pay any amount when due under this Agreement (“Payment Failure”) following 5 business days final notice of non-payment. Additionally TerraCycle shall have the right to terminate this Agreement by giving written notice of termination to Customer if any of the following occurs: (a) Customer becomes subject to any voluntary or involuntary order of any governmental agency involving the recall of any of the Goods or the promotional or packaging material related to the Goods because of safety, health or other hazards or risks to the public or the Goods become the subject of significant adverse publicity, and Customer does not take prompt corrective action which is reasonably satisfactory to TerraCycle; (b) Customer fails to obtain or maintain product liability and/or general liability insurance as required by this Agreement; or (c) Customer intentionally misuses or misrepresents its relationship with TerraCycle.

8.4. Customer Termination for Cause. Notwithstanding any other provision of this Agreement, Customer shall have the right to terminate this Agreement for cause in the event TerraCycle is (a) unable to fulfill an accepted Purchase Order according to its terms, (b) TerraCycle rejects more than two accepted Purchase Orders from Customer in a twelve month period; (c) TerraCycle fails to operate its take-back/recycling programs in a way that is commercially acceptable to Approved Retailers; (d) TerraCycle fails to promote GRN as promised herein; (e)TerraCycle is accused of fraud, unfair business practices, trademark infringement, discrimination, unethical or illegal behavior, or other activity that would make them unacceptable to Approved Retailers.

8.5. Effect of Expiration or Termination. Upon the expiration or early termination of this Agreement, all amounts owed by Customer to TerraCycle under this Agreement (and associated Purchase Orders) of any kind shall become immediately due and payable to TerraCycle, without further notice to Customer. The expiration or termination of this Agreement, for any reason, shall not release either Party from any obligation or liability to the other Party, including any payment and delivery obligation, that: (a) has already accrued hereunder; (b) comes into effect due to the expiration or termination of the Agreement; or (c) otherwise survives the expiration or termination of this Agreement.

8.6. Sell Through Period. Additionally, upon termination of this Agreement, Customer shall cease production of Goods containing materials sold by TerraCycle, except that (a) TerraCycle will deliver all Materials that are subject to an accepted Purchase Order at the time f termination, (b) Customer may continue to manufacture Goods from materials sold by TerraCycle that are already on Order or in Customer’s inventory at the time of termination, and (c) Customer may offer and sell the Goods for one (1) year following termination so long as an inventory of Goods remains, and Customer will fully perform all of its obligations under this Agreement as if it were ongoing. The time to make required payments to TerraCycle for sales during the sell-off period shall be extended, but other time limits in this Agreement will not be extended during that period. Should additional inventory remain beyond one (1) year after the termination date, Customer will advise TerraCycle of the quantity remaining and allow TerraCycle to determine the disposition of remaining inventory, including the possible purchase by TerraCycle of the Goods at depreciated cost or rebranding/relabeling of remaining items at Customer’s expense.

8.7 Survival. Subject to the limitations and other provisions of this Agreement: (a) the representations and warranties of the Parties contained herein will survive the expiration or earlier termination of this Agreement; and (b) any other provision that, in order to give proper effect to its intent, should survive such expiration or termination, will survive the expiration or earlier termination of this Agreement.

9. Certain Obligations of TerraCycle and Customer.

9.1 Certain Prohibited Acts. Notwithstanding anything to the contrary in this Agreement, neither Party nor its Personnel shall: (a) make any representations, warranties, guarantees, indemnities, similar claims or other commitments: (i) actually, apparently or ostensibly on behalf of the other Party, or (ii) to any customer or other Person with respect to the Materials, which are additional to or inconsistent with any then-existing representations, warranties, guarantees, indemnities, similar claims or other commitments in this Agreement, TerraCycle’s Quote, or any written documentation provided by one Party to the other Party; and (b) engage in any unfair, competitive, misleading or deceptive practices respecting the other Party, the other Party’s Trademarks, Intellectual Property or the Materials, including any product disparagement.

9.2 Approvals. Customer will manufacture and distribute as agreed in Schedule A. Customer may not manufacture or offer for sale, advertise, promote, ship and/or distribute to the general public the Goods, and/or promotional materials relating to the Goods or Customer Advertising Material until approved by TerraCycle (such approval to be timely and not unreasonably withheld). Customer will submit prototypes and/or samples of the Goods ("Samples”) to TerraCycle and TerraCycle will approve or disapprove of the Samples in a commercially reasonable amount of time. Goods shall deemed disapproved until TerraCycle has provided its written approval. For the avoidance of confusion, TerraCycle approvals do not constitute certification that the Samples comply with applicable laws and regulations.

9.3 Proper Disposal. Customer will utilize all reasonable efforts to recycle scrap and commercially unusable materials to avoid disposal of materials in landfill sites whenever possible. Customer will cooperate with TerraCycle on determining methods to dispose of any materials supplied by TerraCycle or off-spec/leftover products made with materials supplied by TerraCycle.

10. Warranties.

10.1 Limited Warranty. Subject to the provisions of Sections 9.2 through 9.3, TerraCycle warrants to Customer (the “Materials Warranty”) that (a) the Materials will be suitable for Customer’s purpose (TerraCycle provides no Warranty for merchantability, use or suitability for defects in or caused by such Customer or Vendor Directed materials); and (b) it holds all such rights in and to the Materials as are necessary in order to grant to Customer the right to use the Materials in the Goods as specified hereunder.

10.2 Warranty Limitations. The Materials Warranty does not apply to: (a) any Material that has been subjected to abuse, misuse, neglect, negligence, accident, improper testing, improper installation, improper storage, improper handling, abnormal physical stress, abnormal environmental conditions or use contrary to any instructions issued by TerraCycle; (b) any Materials that has been reconstructed or altered by Persons other than TerraCycle or its authorized Representative; (c) the Materials once they have been used with any products manufactured by a third party (“Third-Party Goods”), or a product that has not been previously approved in writing by TerraCycle; (d) any Customer Supplied Materials; or (f) any marketing or advertising claims of any Good made by Customer that are inconsistent with the Materials Warranty.

10.3 Customer’s Remedy for Defective or Nonconforming Materials. With respect to any allegedly Nonconforming Materials, Customer shall: (a) notify TerraCycle, in writing, of any alleged claim or defect within twenty (20) business days of receiving the Materials; (b) request/receive an RMA from TerraCycle; and (c) ship, at its expense and risk of loss, such allegedly Nonconforming Materials to a facility as directed by TerraCycle’s for inspection and testing by TerraCycle. If TerraCycle’s inspection and testing reveals, to TerraCycle’s reasonable satisfaction, that such Materials are Nonconforming and any such defect has not been caused or contributed to by any of the factors described under Section 10.2, then TerraCycle shall reimburse Customer for return shipping costs and: (a) repair or replace such Nonconforming Materials; and (b) ship to Customer, at TerraCycle’s expense, the repaired or replaced Materials to the Delivery Location or, only at TerraCycle’s option, TerraCycle may refund to Customer such amount paid by Customer to TerraCycle for such Nonconforming Materials returned by Customer to TerraCycle.

10.4 Compliance with Laws. The Parties represent and warrant that they shall at all times comply with all Laws applicable to this Agreement, their performance of its obligations hereunder and their use or sale of the Materials. Without limiting the generality of the foregoing, each Party shall: (a) at its own expense, maintain all certifications, credentials, licenses and permits necessary to conduct its business relating to the purchase, use or sale of the Goods, and (b) refrain from engaging in any activity or transaction involving the Goods by way of sale, lease, shipment, use or otherwise, that violates any Law; (c) ensure that the manufacture, packaging, distribution and sale of the Goods and that the Good itself shall be in compliance with all Laws; and (d) ensure that all advertising, promotional, and sale of materials produced by or on behalf of Customer will not violate or infringe any copyright, trademark, patent, trade dress, or other intellectual property or proprietary right(s) of any third party. It is specifically understood and agreed that it is the Customer’s sole responsibility to ensure that all labels and marketing utilized in connection with the Goods, including but not limited to the design, content (including any claims in regard to use of recycled materials therein), wording, drawings and artwork, and label features be compliant with all applicable federal, state and local laws, rules and regulations.

10.5 Quality. Customer represents and warrants that it shall produce high quality products, consistent with TerraCycle’s reputation and Customer’s current business practices in regard to its other products.

10.6 DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES; NON-RELIANCE. EXCEPT FOR THE MATERIALS WARRANTY SET FORTH IN SECTION 10.1: (A) NEITHER TERRACYCLE NOR ANY PERSON ON TERRACYCLE’S BEHALF HAS MADE OR MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WHATSOEVER, EITHER ORAL OR WRITTEN, INCLUDING ANY WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OR NON-INFRINGEMENT, WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE OR OTHERWISE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED, AND (B) CUSTOMER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY TERRACYCLE, OR ANY OTHER PERSON ON TERRACYCLE’S BEHALF, EXCEPT AS SPECIFICALLY PROVIDED IN SECTION 10.1 OF THIS AGREEMENT.

11.       Confidentiality.

11.1 Protecting Confidential Information. Each Party will treat as confidential any non-public or proprietary information that the other Party may receive from or learn about each Party or its business model and methods (“Confidential Information”). Confidential Information may only be disclosed to employees, agents and subcontractors on a need-to-know basis. The Disclosing Party of such Confidential Information (the “Disclosing Party”) owns the Confidential Information and, when this Agreement expires or terminates, the Party to whom Confidential Information is disclosed (the “Receiving Party”) must return it, together with any copies thereof, to the Disclosing Party if requested. Employees, agents and subcontractors must protect the Confidential Information in the same way that a Party to this Agreement is required. Both Parties also must keep confidential anything regarding this Agreement. If the Receiving Party violates this Section 11, the Disclosing Party would be seriously harmed and may seek a court order or other injunctive relief to require the Receiving Party to comply with these confidentiality obligations, prevent further violations, and obtain any other available relief. If a Party brings an action based on a breach of this Section 11, the other Party agrees to waive the requirements for the posting of a bond.

11.2 Exceptions. Parties do not have to keep confidential any information that is: (a) public at the time of disclosure or becomes public afterward (unless the Party to whom such information was disclosed made it public in violation of this Agreement), (b) known to the Receiving Party before it was disclosed by the Disclosing Party as documented by the Receiving Party’s business records, (c) told to the Receiving Party by an independent Party (unless their disclosure violated confidentiality obligations owed to the Disclosing Party), or (d) authorized by the Disclosing Party in writing.

11.3 Court Orders. In case Confidential Information is required to be disclosed by the Receiving Party by virtue of a court order or statutory duty, the Receiving Party shall be allowed to do so, provided that it shall, without delay, inform the Disclosing Party in writing of receipt of such order or coming into existence of such duty and enable the Disclosing Party to seek protection against such order or duty.

12. Indemnification.

12.1 Mutual Indemnity. Subject to the terms and conditions of this Agreement, each Party shall indemnify, defend and hold harmless (the “Indemnifying Party”) the other Party, and its and their respective successors and permitted assigns (collectively, “Indemnified Party”) against any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorneys’ fees, fees and the costs of enforcing any right to indemnification under this Agreement and the cost of pursuing any insurance providers, incurred by Indemnified Party (collectively, “Losses”), relating to any third party claim or any direct claim against either Party alleging: (a) a breach or non-fulfillment of any representation, warranty or covenant under this Agreement by Indemnifying Party or Indemnifying Party’s Personnel; (b) any negligent or more culpable act or omission of Indemnifying Party or its Personnel (including any recklessness or willful misconduct) in connection with the performance of this Agreement; and (c) any failure by Indemnifying Party or its Personnel to comply with any applicable Laws.

12.2 Additional Indemnities. In addition to the above:

(a)       Customer shall indemnify, defend and hold harmless TerraCycle and its Representatives, Affiliates, and its and their respective successors and permitted and its parent, affiliates, shareholders, directors, officers, employees, agents, subcontractors, supplier and customers from and indemnify each of them against any and all Losses which they or any of them may incur of be obligated to pay, or for which they or any of them may become liable, arising out of or relating to: (i) any acts or omissions that may be committed, suffered or permitted by it Customer, or any of its employees, subcontractors or agents, in connection with the manufacture, distribution and marketing of the Goods; (ii) any claim that the Goods infringe or misappropriate the intellectual property rights of any third party; or (iii) any bodily injury, death of any Person or damage to real or tangible personal property caused by the willful or negligent acts or omissions of Customer or its Personnel.

(b)       TerraCycle shall indemnify Customer for any reasonably foreseeable costs associated with the return of Non-Conforming Materials, failures to deliver Materials on time, or other material breaches of this Agreement that are not or cannot be cured within a reasonable time following written notice.

12.3 Exceptions to Indemnity. Notwithstanding anything to the contrary in this Agreement, an Indemnifying Party is not obligated to indemnify or defend (if applicable) an Indemnified Party against any claim if such claim or corresponding Losses arise out of or result from the Indemnified Party’s or its Personnel’s gross negligence or more culpable act or omission (including recklessness or willful misconduct). Any breaching Party shall be responsible for the attorneys’ fees of the non-breaching Party in any successful action brought by the non-breaching Party to enforce the terms and provisions of this Agreement.

12.4 Indemnification Procedures. Each Party’s indemnification obligations are subject to all of the following: (a) the Indemnified Party must promptly notify the Indemnifying Party of the claim or lawsuit, with a description of the claim or lawsuit and a copy of the claim if available; (b) the Indemnified Party must permit the Indemnifying Party to assume the defense of the entire claim and to select qualified legal counsel, and to defend, compromise, or settle the lawsuit in Indemnifying Party’s reasonable discretion (with notice t the Indemnified Party) at its own expense; and (c) the Indemnified Party must provide the Indemnifying Party with all available information, assistance, authority and cooperation to enable the Indemnifying Party to defend, compromise or settle the claim or lawsuit. For clarity, neither Party may settle a claim or lawsuit with any third party on terms that the Indemnified Party objects to, but if the Indemnified Party objects to a settlement that the Indemnifying Party would have agreed to, the obligation of the Indemnifying Party to indemnify shall thereafter cease, ads the Indemnified Party shall be responsible for the claim and any costs thereafter.

13. Limitation of Liability.

13.1 NO LIABILITY FOR CONSEQUENTIAL OR INDIRECT DAMAGES. IN NO EVENT SHALL TERRACYCLE OR ITS REPRESENTATIVES BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF (a) WHETHER SUCH DAMAGES WERE FORESEEABLE, (b) WHETHER OR NOT BUYER WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND (c) THE LEGAL OR EQUITABLE THEORY (CONTRACT, TORT OR OTHERWISE) UPON WHICH THE CLAIM IS BASED, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF ITS ESSENTIAL PURPOSE.

13.2 MAXIMUM LIABILITY FOR DAMAGES. IN NO EVENT SHALL TERRACYCLE’S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, EXCEED THE AMOUNTS PAID TO TERRACYCLE FOR THE RELATED PURCHASE ORDER GIVING RISE TO THE CLAIM, PURSUANT TO THIS AGREEMENT.

13.3 ASSUMPTION OF RISK. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, CUSTOMER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY CONFORMING MATERIALS IN THE PRACTICE OF ANY PROCESS, WHETHER IN TERMS OF OPERATING COSTS, GENERAL EFFECTIVENESS, SUCCESS OR FAILURE, AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY TERRACYCLE, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE MATERIALS.

13.4 All liability for claims made regarding the recyclable formulas and percentages are the responsibility of Customer. This includes but is not limited to claims pertaining to any recycled content contained in finished Goods. Additionally, TerraCycle expressly disclaims any and all liability that arises or is related to the manufacture, sale, distribution of the Goods and that is has no knowledge of or involvement in the manufacture of the Goods and makes no representation as to their integrity, craftsmanship or that they will function in the way that they are intended.

14. Intellectual Property Rights. Nothing herein shall give either Party any interest in the Intellectual Property Rights of the other Party except as specified herein.

15. Insurance.

15.1 Each Party shall maintain, at its own cost, general liability, manufacturer’s product liability. and other appropriate insurance in an amount appropriate to the nature and scope of its obligations under this Agreement, which is reasonable and customary in its respective industry for companies of comparable size and activities. Either Party shall, upon the written request of the other Party, provide a certificate of insurance confirming coverage. The Parties will maintain all insurance required under this Section 15 for as long as this Agreement is in effect and during any inventory sell off period.

16. Miscellaneous

16.1 Entire Agreement. This Agreement and any related exhibits and schedules, including and together with the TerraCycle’s Quote, and the Basic Purchase Order Terms contained in the applicable Purchase Order, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

16.2 Non-Solicitation and Non-Circumvention. During the Term and for a period of two (2) years following the termination of this Agreement, neither Party shall, directly or indirectly, for itself or on behalf of any other Person: (a) solicit for employment or otherwise induce, influence or encourage to terminate employment with the other Party, or employ or engage as an independent contractor, any current or former employee of the other Party; or (b) solicit business from or induce, influence or encourage, any client, customer, supplier or other similar third party of the other Party to alter, terminate or breach the other Party; or (c) circumvent the other Party or any of its Representative by communicating or conducting business with any of the other Party’s suppliers, vendors, distributors, dealers, sales agents, brokers, licensors or licensees. Each Party acknowledges and agrees that (a) a breach or threatened breach by such Party of any of its obligations under this Section would give rise to irreparable harm to the other Party for which monetary damages would not be an adequate remedy and (b) in the event of a breach or a threatened breach by such Party of any such obligations, the other Party shall, in addition to any and all other rights and remedies that may be available to such Party at law, at equity or otherwise in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction, without any requirement to post a bond or other security, and without any requirement to prove actual damages or that monetary damages will not afford an adequate remedy. Each Party agrees that such Party will not oppose or otherwise challenge the appropriateness of equitable relief or the entry by a court of competent jurisdiction of an order granting equitable relief, in either case, consistent with the terms of this Section 16.2.

16.3 Relationship of the Parties. The relationship between TerraCycle and Customer is solely that of vendor and vendee, and they are independent contracting parties. Nothing in this Agreement creates any agency, joint venture, partnership or other form of joint enterprise, employment or fiduciary relationship between the Parties. Neither Party has any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement or undertaking with any third party.

16.4 Notices. All notices will be in writing and will be (a) mailed by first-class, registered or certified mail, postage paid, or delivered personally, by overnight delivery service or (b) or email, with confirmation of receipt and promptly following by a writing delivered as described in (a), addressed as set forth below. Notices sent by email will be effective upon confirmation of receipt, notices sent by mail or overnight delivery service will be effective upon receipt or upon refusal of delivery, and notices given personally will be effective when delivered or when delivery is refused.

To Customer:

GRN Movement, Inc.

15 West 34th Street, Third Floor

New York, New York 10001

Attn: Steve Russo

To TerraCycle:

Attn: General Counsel

1 TerraCycle Way

Trenton, NJ 08638

16.5 Interpretation. Unless the context otherwise requires, references in this Agreement: (a) to sections, exhibits, schedules, and attachments mean the sections of, and exhibits, schedules, attachments and appendices attached to, this Agreement; (b) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof. The Parties drafted this Agreement without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. The exhibits, schedules, attachments, and appendices referred to herein are an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

16.6 Headings. The headings and subheadings in this Agreement are for convenience purposes only and have no substantive effect.

16.7 Severability. This entire Agreement should be interpreted to be effective and valid under applicable law. However, if any part of this Agreement is found to be illegal or invalid under applicable law, that part should be stricken or modified to conform to the law without invalidating the remainder of the Agreement. If striking or modifying the Agreement will significantly affect the economic expectations of the parties, the parties will make whatever changes to the Agreement may be necessary to fairly address this impact.

16.8 Amendment; Modification; Waiver. No amendment to this Agreement is effective unless it is in writing and signed by each Party. No waiver by either Party under this Agreement is effective unless it is in writing and signed by such Party. Any waiver authorized on one occasion is effective only in that instance and only for the purpose stated, and does not operate as a waiver on any future occasion. Any failure or delay in exercising any right, remedy, power or privilege or in enforcing any condition under this Agreement shall not constitute a waiver or estoppel of any other right, remedy, power, privilege or condition arising from this Agreement.

16.9 Cumulative Remedies. Except as otherwise set forth in this Agreement, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either Party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, in equity, by statute, in any other agreement between the Parties or otherwise.

16.10 Remedies Not Exclusive. Any remedy granted in this Agreement is in addition to any other legal or equitable rights or remedies.

16.11 No Public Disclosure. In addition to the confidentiality obligations in Section 11 above, and except as expressly permitted herein, neither Party will publicly disclose the terms of this Agreement or the business relationship between the parties, nor use the other’s name or intellectual property (including the Customer Trademarks and the TerraCycle Trademarks) without the prior written consent of the other Party;.

16.12 Assignment. The rights granted hereunder to Customer shall be personal to Customer and Customer will not assign or sublicense any of its right(s) under this Agreement, or encumber this Agreement in any manner, without TerraCycle's prior written approval. “Assign” includes all transfers of control, whether by stock or asset transfer or merger. Upon giving notice, TerraCycle may assign this Agreement without Customer’s consent to any affiliate or to any corporation or entity purchasing all or substantially all of the assets or stock of the assigning TerraCycle’s business operations to which this Agreement relates. In the event of a permitted assignment under this Subsection, the assigning Party will have no further obligations arising after the date of the assignment with respect to this Agreement.

16.13 No Third-Party Beneficiaries. Except with respect to Indemnified Parties under Section 12, this Agreement benefits solely the Parties to this Agreement and their respective permitted successors and permitted assigns and nothing in this Agreement, express or implied, confers on any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

16.14 Force Majeure. Neither Party shall be liable or responsible to the other, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement, if such failure or delay is caused by or results from acts beyond such Party’s control, including: (a) acts of nature; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) requirements of Law; (e) actions, embargoes or blockades in effect on or after the date of this Agreement; (f) action by any Governmental Authority (whether or not having the effect of Law); (g) national or regional emergency (including pandemics); (h) strikes, labor stoppages or slowdowns or other industrial disturbances; (i) shortages of or delays in receiving raw materials including any Customer Supplied Materials or Vendor Directed Materials; (j) shortages of adequate power or transportation facilities; (k) significant failures in global or regional communication systems or the internet which materially disrupts a Party’s ability to perform; (l) events originating from outer space including but not limited to events caused by objects in planetary orbit and failures thereof ( (each, a “Force Majeure Event”). Both parties acknowledge and agree that as of the Effective Date, there exists a worldwide pandemic, currently known as ‘Coronavirus/COVID-19’ (the “Pandemic”) and (i) both Parties are aware of such conditions as of the Effective Date, and (ii) both Parties acknowledge and agree that it is currently not impacted by such Pandemic in a way that would prevent it from performance hereunder. It being further understood and agreed, without limiting the foregoing, in the event one Party fails in performance due to such Pandemic, that it must show that any such performance is materially frustrated or impossible under the circumstances to constitute a Force Majeure Event. Either Party may terminate this Agreement if a Force Majeure Event occurs and thereafter prevents the other Party from performing its obligations under this Agreement for at least ninety (90) consecutive days. Nothing in this Section or elsewhere in this Agreement shall excuse Customer from its obligations of payment for any Commencement of Work, including but not limited to finished Materials.

16.15 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the state of New Jersey and all claims relating to or arising out of this contract, or the breach thereof, whether sounding in contract, tort or otherwise, shall likewise be governed by the laws of the state of New Jersey.

16.16 Dispute Resolution/Binding Arbitration. If the Parties have a dispute under this Agreement, both parties will try to settle it through cooperation and negotiation in good faith. If that fails, the Parties will cooperate in the selection of a certified mediator who will make recommendations about settling the dispute. If the Parties still cannot agree after mediation, they will submit to BINDING ARBITRATION pursuant to the rules of the American Arbitration Association, which arbitration will be conducted in Trenton, New Jersey (or other location agreed by the Parties) by a certified arbitrator applying New Jersey law. Notwithstanding the foregoing, either Party may go to court solely to seek a preliminary injunction or to prevent the statute of limitations from barring a claim. Both parties will continue to participate in the negotiation, mediation, or arbitration despite the filing of an action in court, and such participation will not be construed against either Party in any way. Any negotiation or mediation under this Agreement will be confidential and will be treated as a settlement negotiation under the applicable rules of evidence.

16.17 Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date set forth above. The individuals signing this Agreement represent by their signatures that they are authorized to sign on behalf of and to bind their respective companies to this Agreement. By their authorized signatures below, both parties warrant that they agree to all of the terms of this Agreement, that they have had an opportunity to discuss those terms with attorneys or advisors of their own choosing and that those terms are fully understood and voluntarily accepted by them and that they have signed this Agreement voluntarily and with full understanding of its legal consequences.

GRN Movement Inc. (“Customer”)		TerraCycle US, LLC (“TerraCycle”)

By:	/s/ Steve Russo	By:	/s/ Daniel Rosen

Name:	Steve Russo	Name:	Daniel Rosen

Title:	CEO	Title:	General Counsel

Date:	March 28, 2022	Date:	March 28, 2022

List of Schedules

Schedule A: Form of Materials Order
Schedule B: Customer Monthly Sales Report
Schedule C: Approved Goods and Retailers

The company agrees to furnish supplementally a copy of any omitted schedule to the U.S. Securities and Exchange Commission upon request.

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